

April 24, 2013

Via E-mail
Mr. Sam Shlomo Elimelech
President
Andain, Inc.
400 South Beverly Drive, Suite 312
Beverly Hills, CA 90212

Re: **Andain, Inc.**
 Item 4.01 Form 8-K dated January 28, 2013
 Filed March 21, 2013 and amended April 18, 2013
 File No. 000-51216

Dear Mr. Elimelech:

 We have reviewed your April 18, 2013 response and amendment to our March 28, 2013 letter and have the following comments.

 Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

 After reviewing any amendment to your filing and any information you provide in response to the comments, we may have additional comments.

1. Please include, as Exhibit 16, a letter from your former accounting firm addressing the revised 8-K disclosures, as required by Item 304(a)(3) of Regulation S-K. Amend your Form 8-K to file this letter as an exhibit within ten business days.

2. In your Item 4.01 8-K amendment filed April 18, 2013, you indicated that AS Financial Auditors reviewed your interim financial statements dated September 30, 2012. Please tell us if you engaged this accounting firm to audit the company's financial statements. If so, please tell us why an Item 4.01 8-K was not filed upon engaging this audit firm. If you did not engage this audit firm to audit your financial statements, please tell us the facts and circumstances regarding the audit firms review of your September 30, 2012 financial statements.

3. We also note that AS Financial Auditors has not applied for registration with the Public Company Accounting Oversight Board (PCAOB). Section 102 of the Sarbanes-Oxley Act makes it unlawful for any person that is not a registered public accounting firm (i.e.

registered with the PCAOB) to prepare or issue, or to participate in the preparation or issuance of, any audit report (or review report) with respect to any issuer. You must engage a new accountant that is a publicly registered accounting firm to perform review or audit work for the company. You disclosed that you engaged Yarel + Partners as successor to Crowe Horwath (Israel) as your independent registered accounting firm to audit the Company's financial statements. Please confirm that you will have Yarel + Partners re-review your September 30, 2012 financial statements.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3752.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief